Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated December 13, 2007

Relating to Preliminary Prospectus Dated November 27, 2007

Registration Statement No. 333-144520

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 27, 2007 relating to this offering, included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-144520) relating to these securities (the “Preliminary Prospectus”). For the most recent Registration Statement, please see Post-Effective Amendment No. 1 to the Registration Statement that can be accessed through the following link (the “Post Effective Amendment”):

http://sec.gov/Archives/edgar/data/1120105/000119312507264379/0001193125-07-264379-index.htm

The following information summarizes, supplements and/or updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	7,500,000 shares (excluding the underwriters’ option to purchase up to 1,125,000 additional shares to cover over-allotments).

Please see the cover page of the Post Effective Amendment.

Common stock to be outstanding after this offering:	29,945,227 shares.

Please see page 6 of the Post Effective Amendment.

Anticipated initial public offering price per share:

It is currently estimated that the initial public offering price per share will be between $6.00 and $7.00. This represents a price per share below the price range of $9.00 to $11.00 indicated in the Preliminary Prospectus.

Please see the inside cover page of the Post Effective Amendment.

Net proceeds to us:

We estimate that the net proceeds from the sale of the 7,500,000 shares of our common stock that we are selling in this offering will be approximately $43.3 million, based on an assumed initial public offering price of $6.50 per share, the mid-point of the range set forth above, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive additional net proceeds of approximately $6.8 million.

Please see page 35 of the Post Effective Amendment.

If we were to price the offering at $6.00 per share, the low end of the range set forth above, we estimate that we would receive net proceeds of $39.9 million, assuming the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If we were to price the offering at $7.00 per share, the high end of the range set forth above, then we estimate that we would receive net proceeds of $46.8 million, assuming the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Please see page 35 of the Post Effective Amendment.

A $1.00 increase (decrease) in the assumed initial public offering price of $6.50 per share, the mid-point of the range set forth above, would increase (decrease) the net proceeds to us from this offering by approximately $7.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducing the estimated underwriting discounts and commissions and estimated expenses payable by us.

Please see page 35 of the Post Effective Amendment.

Pro Forma as adjusted balance sheet data:

Based on an assumed initial public offering price of $6.50 per share, the mid-point of the price range set forth above, as of September 30, 2007, pro forma as adjusted cash equivalents and short term investments would have been approximately $56.5 million, pro forma as adjusted total current assets would have been approximately $75.7 million, pro forma as adjusted total assets would have been approximately $80.9 million, pro forma as adjusted total current liabilities would have been approximately $10.0 million, and pro forma as adjusted shareholders’ equity would have been approximately $70.9 million.

Please see page 8 of the Post Effective Amendment.

Pro Forma as adjusted capitalization:

Based on an assumed initial public offering price of $6.50 per share, the mid-point of the price range set forth above, as of September 30, 2007, pro forma as adjusted additional paid-in capital would have been approximately $204.6 million, pro forma as adjusted accumulated deficit would have been approximately $133.7 million, pro forma as adjusted total shareholders’ equity would have been approximately $70.9 million and pro forma as adjusted total capitalization would have been approximately $70.9 million.

Please see page 37 of the Post Effective Amendment.

Dilution:

After giving effect to the sale by us of 7,500,000 shares of our common stock in this offering at the assumed initial public offering price of $6.50 per share, the mid-point of the price range set forth above, and after deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been $67.6 million, or $2.26 per share. This represents an immediate increase in net tangible book value of $1.18 per share to our existing stockholders and an immediate dilution of $4.24 per share to our new investors purchasing shares of common stock in this offering.

Please see page 39 of the Post Effective Amendment.

Outstanding Equity Awards at December 31, 2006:	The following table lists all outstanding equity awards held by our named executive officers at December 31, 2006.

There was no public trading market for our common stock at December 31, 2006 for the equity awards listed below. The market value of shares that have not vested has been calculated based on the assumed initial public offering price of $6.50 which is the mid-point of the offering range listed above.

Name	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested
Charles E. Harris Chief Executive Officer and Chairman of the Board	41,217 5,180	(1) (2)	$267,911 33,670
	14,503	(2)	94,270
	125,767	(3)	817,486

Rick E. Furtney President and Chief Operating Officer	236,837 84,209	(4) (5)	1,539,441 547,359

William E. Earnshaw Senior Vice President—Engineering and Operations	11,295 19,494	(1) (3)	73,418 126,711

William P. Casby Vice President—Sales	34,249 13,930	(2) (2)	222,619 90,545
	15,721	(3)	102,187

Bryan R. Carr Former Senior Vice President and Chief Financial Officer	7,949 18,865	(6) (2)	$51,669 122,623

(1)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. 20% of the total shares awarded vested upon the grant date, 5.33% of the total shares awarded vested on December 31, 2003, and 5.33% of the total shares awarded vest at the end of each three-month period after December 31, 2003.

(2)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. 25% of the total shares awarded vested on the last day of the month in which the first anniversary of the grant date occurred (the “Initial Vesting Date”), and 6.25% of the total shares awarded vest at the end of each three-month period after the Initial Vesting Date.

(3)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. The shares vest in accordance with the schedule in footnote (2) except the Initial Vesting Date occurred on the last day of August, 2006, as the result of our achievement of a specified performance goal in that month.

(4)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. 25% of the total shares awarded vested upon the grant date, and 4.6875% of the total shares awarded vest at the end of each three-month period after the grant date.

(5)	100% of the total shares awarded vest upon a change in control meeting a minimum specified value or the completion of this offering provided this offering meets a minimum specified value.

(6)	Shares granted are subject to a restricted stock agreement whereby any unvested shares are forfeited to us in the event that the named executive officer ceases to be an employee. 7.3% of the total shares awarded vested upon the grant date, 5.79% of the total shares awarded vested on December 31, 2003, and 5.79% of the total shares awarded vest at the end of each three-month period after December 31, 2003.

Please see page 104 of the Post Effective Amendment.

Stock Vested Table:

The following table presents certain information concerning the vesting of stock held by each of our named executive officers during the fiscal year ended December 31, 2006. None of our named executive officers held options to purchase our stock during 2006.

There was no public trading market for our common stock at December 31, 2006 for the equity awards listed below. The values realized on vesting have been calculated based on the assumed initial public offering price of $6.50 which is the mid-point of the offering range above.

Name	Stock Awards
	Number of Shares Acquired on Vesting	Value Realized on Vesting
Charles E. Harris Chief Executive Officer and Chairman of the Board	414,091	$2,691,592

Rick E. Furtney President and Chief Operating Officer	99,998	649,987

William E. Earnshaw Senior Vice President—Engineering and Operations	31,449	204,419

William P. Casby Vice President—Sales	33,682	218,933

Bryan R. Carr Former Senior Vice President and Chief Financial Officer	19,174	$124,631

Please see page 105 of the Post Effective Amendment.

Potential Payments Upon Change of Control:

The following table sets forth the value of the accelerated vesting provisions provided by the employment and severance arrangements described in the Preliminary Prospectus with respect to each named executive officer in the event of a termination described in the Preliminary Prospectus.

Charlie E. Harris	Change in Control Without Termination		Termination Without Cause or Resignation for Good Reason, Other Than in Connection With a Change in Control	Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Compensation and Benefits (1)
Equity acceleration	$629,632	(2)	$—	$629,632	(2)
Salary (3)	—		525,000	525,000
Bonus (4)	—		254,340	254,340
Health care benefits (5)	—		9,336	9,336
280G Tax Reimbursement	—		—	—	(6)

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	Pursuant to Mr. Harris’ employment agreement, the vesting of 82,320 unvested options and 100,791 unvested shares of restricted common stock would accelerate and vest (i) immediately prior to a change in control, or (ii) if Mr. Harris were terminated without cause, within six months prior to or on a change in control. The amount indicated in the table is calculated as the sum of (a) the difference in value between the at-grant fair market value of the 100,791 shares of restricted common stock and the assumed public offering price per share of $6.50, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 82,320 options and the assumed public offering price per share of $6.50. Mr. Harris would also be entitled to reimbursement from us to offset certain taxes assessed on this benefit.

(3)	Based on the base salary for Mr. Harris as of October 2007.

(4)	Based on Mr. Harris’ bonus eligibility as of October 2007.

(5)	Estimated value of health care benefits is based on our actual cost of health care benefits for Mr. Harris in the last fiscal year.

(6)	While Mr. Harris is entitled to a 280G tax reimbursement with respect to certain payments made in connection with a change in control, no 280G tax reimbursement would be triggered assuming a termination date, public offering date and change in control date of September 30, 2007 and a public offering price per share of $6.50, which is the mid-point of the offering price range listed on the cover of this prospectus.

Rick E. Furtney	Change in Control Without Termination		Termination Without Cause or Resignation for Good Reason, Other Than in Connection With a Change in Control	Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Compensation and Benefits (1)
Equity acceleration	$1,397,497	(2)	$—	$1,397,497	(3)
Salary (4)	—		343,750	412,500
Bonus	—		114,583	137,500
Health care benefits (5)	—		8,432	10,119

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	This value reflects the sum of (a) the difference in value between the at-grant fair market value of the 310,843 shares of unvested restricted common stock Mr. Furtney received in connection with his employment agreement and which vest upon a change in control, and the assumed public offering price per share of $6.50, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 32,014 options, which would vest upon a change in control pursuant to the terms of our 2000 Employee Incentive Plan, and the assumed public offering price per share of $6.50.

(3)	Pursuant to his employment agreement, the vesting of 64,027 unvested options and 310,843 unvested shares of restricted common stock would accelerate and vest if Mr. Furtney were terminated without cause or resigned for good reason in connection with a change in control, exclusive of accelerated vesting of shares upon a change in control described in footnote 2 above. The amount indicated in the table is calculated as the sum of (a) the difference in value between the at-grant fair market value of the 310,843 shares of restricted common stock and the assumed public offering price per share of $6.50, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 64,027 options and the assumed public offering price per share of $6.50.

(4)	Based on the base salary for Mr. Furtney as of October 2007.

(5)	Estimated value of health care benefits is based on our actual cost of health care benefits for Mr. Furtney in the last fiscal year, as adjusted to an annualized basis.

Brian T. McGee	Change in Control Without Termination		Termination Without Cause Other Than in Connection With a Change in Control	Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Compensation and Benefits (1)
Equity acceleration	$265,189	(2)	$—	$530,375	(3)
Salary (4)	—		240,000	300,000
Bonus (5)	—		96,000	120,000
Health care benefits (6)	—		6,224	7,780

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	Pursuant to the terms of our 2000 Employee Incentive Plan, 119,558 unvested options will vest upon a change in control. The amount indicated in the table is calculated as the difference in value between the exercise price of these options and the assumed public offering price per share of $6.50, which is the mid-point of the price range listed on the cover page of this prospectus.

(3)	Pursuant to the terms of our 2000 Employee Incentive Plan, the vesting of options to purchase 239,114 shares of common stock would accelerate and vest if Mr. McGee were terminated without cause or resigned for good reason within 12 months following a change in control, exclusive of accelerated vesting of shares upon a change in control described in footnote 2 above. The amount indicated in the table is calculated as the difference in value between the exercise price of the 239,114 options and the assumed public offering price per share of $6.50.

(4)	Based on the base salary for Mr. McGee as of October 2007.

(5)	Based on Mr. McGee’s bonus eligibility as of October 2007.

(6)	Estimated value of health care benefits is based on our current actual cost of health care benefits for Mr. McGee, as adjusted to an annualized basis.

William E. Earnshaw	Change in Control Without Termination		Termination Without Cause Other Than in Connection With a Change in Control		Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Compensation and Benefits (1)
Equity acceleration	$—	(2)	$—		$88,282	(3)
Salary	—		78,750	(4)	210,000
Bonus (5)	—		—		84,000
Health care benefits (6)	—		2,949	(4)	7,863

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	Pursuant to the terms of our 2000 Employee Incentive Plan, 32,014 unvested options will vest upon a change in control. The amount indicated in the table is calculated as the difference in value between the exercise price of these options and the assumed public offering price per share of $6.50, which is the mid-point of the price range listed on the cover page of this prospectus.

(3)	Pursuant to the terms of our 2000 Employee Incentive Plan, the vesting of options to purchase 64,027 shares of common stock and 14,178 unvested shares of restricted common stock would accelerate and vest if Mr. Earnshaw were terminated without cause or resigned for good reason within 12 months following a change in control, exclusive of accelerated vesting of shares upon a change in control described in footnote 2 above. The amount indicated in the table is calculated as the sum of (a) the difference in value between the at-grant fair market value of the 14,178 shares of restricted common stock and the assumed public offering price per share of $6.50, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 64,027 options and the assumed public offering price per share of $6.50.

(4)	Based on the base salary for Mr. Earnshaw as of October 2007. Following this offering, Mr. Earnshaw’s cash severance will increase to $157,500 and the value of his continuing health care benefits will increase to $5,897.

(5)	Based on Mr. Earnshaw’s bonus eligibility as of October 2007.

(6)	Estimated value of health care benefits is based on our actual cost of health care benefits for Mr. Earnshaw in the last fiscal year.

William P. Casby	Change in Control Without Termination		Termination Without Cause Other Than in Connection With a Change in Control		Termination Without Cause or Resignation for Good Reason in Connection With a Change in Control
Compensation and Benefits (1)
Equity acceleration	$—	(2)	$—		$253,457	(3)
Salary	—		73,125	(4)	195,000
Bonus	—		—		23,400
Health care benefits (5)	—		2,949	(4)	7,863

(1)	Due to several changes since December 31, 2006, including the recent adoption of new severance arrangements for certain of our executive officers, the hiring of our new Senior Vice President and Chief Financial Officer and new grants of equity awards to certain of our executive officers, disclosure as of December 31, 2006 would not provide meaningful, current information. Instead, disclosure as of September 30, 2007 has been provided to reflect the effects of these subsequent changes.

(2)	Pursuant to the terms of our 2000 Employee Incentive Plan, 18,294 unvested options will vest upon a change in control. The amount indicated in the table is calculated as the difference in value between the exercise price of these options and the assumed public offering price per share of $6.50, which is the mid-point of the price range listed on the cover page of this prospectus.

(3)	Pursuant to the terms of our 2000 Employee Incentive Plan, the vesting of options to purchase 36,587 shares of common stock and 39,712 unvested shares of restricted common stock would accelerate and vest if Mr. Casby were terminated without cause or resigned for good reason within 12 months following a change in control, exclusive of accelerated vesting of shares upon a change in control described in footnote 2 above. The amount indicated in the table is calculated as the sum of (a) the difference in value between the at-grant fair market value of the 39,712 shares of restricted common stock and the assumed public offering price per share of $6.50, which is the mid-point of the price range listed on the cover page of this prospectus, and (b) the difference in value between the exercise price of the 36,587 options and the assumed public offering price per share of $6.50.

(4)	Based on the base salary for Mr. Casby as of October 2007. Following this offering, Mr. Casby’s cash severance will increase to $146,250 and the value of his continuing health care benefits will increase to $5,897.

(5)	Estimated value of health care benefits is based on our actual cost of health care benefits for Mr. Casby in the last fiscal year.

Please see pages 106-112 of the Post Effective Amendment.

Risk Factors:	If you purchase shares of our common stock in this offering, you will experience immediate dilution.

Since the price that you pay for shares of common stock in this offering will be greater than the net tangible book value per share of the common stock that you acquire, you will experience an immediate dilution of $4.24 per share, based on an assumed initial public offering price of $6.50 per share, the mid-point of the range set forth above. This dilution results in large part from the fact that our earlier investors purchased shares of our capital stock at prices substantially less than the initial public offering price. You will experience further dilution upon the exercise of options and warrants to purchase common stock or the issuance of restricted common stock under our equity incentive plans. As of September 30, 2007, options to purchase 1,154,140 shares of our common stock at a weighted-average exercise price of $7.22 per share were outstanding, together with warrants to purchase 320,925 shares of our common stock at a weighted-average exercise price of $2.95 per share, of which 63,348 shares were exercisable as of September 30, 2007. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of liquidation.

Please see page 32 of the Post Effective Amendment.

Management:

The Preliminary Prospectus previously disclosed that directors Robert Ketterson and Samuel Schwartz had indicated to Intellon Corporation their intention to resign before the effective date of the Registration Statement. We have received and accepted the written resignations of each of these directors prior to the effective date of this offering.

Please see page 78 of the Post Effective Amendment.

Compensation of Our Named Executive Officers:

In connection with his initial employment in January 2007, our compensation committee awarded Mr. McGee options to purchase 202,526 shares of common stock at an exercise price of $3.89 per share under the 2000 Employee Incentive Plan. Based upon negotiations between us and Mr. McGee, the compensation committee concluded that the foregoing award was necessary to induce Mr. McGee to join us as our Senior Vice President and Chief Financial Officer. The determination of the number of shares of common stock issuable upon exercise of options granted to Mr. McGee sufficient for him to accept employment with us was not based on consultation with an independent compensation consultant or on third party salary survey benchmarks, but rather, was based on negotiations and on the subjective determination of our compensation committee during such negotiations.

Please see page 98 of the Post Effective Amendment.

Shares Eligible for Future Sale:	294,694 shares of our common stock will be eligible for sale immediately upon completion of this offering that have been held for at least two years by non-affiliates.

Please see page 133 of the Post Effective Amendment

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311 or by telephone at 800-503-4611 or by email at prospectusrequest@list.db.com.